FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

September, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                           Santiago, September 15, 2015
Ger. Gen. N° 140 / 2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

                                                                                                                             Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event.

In connection with the corporate reorganization initiative informed through significant events dated April 22, April 28, and July 27, 2015, and which is currently under review and analysis by the Board of Directors of the Company, it is reported that the Board of Empresa Nacional de Electricidad S.A., at an extraordinary session held today, has decided by a majority of its members, with the 4 independent directors voting against, to appoint an independent appraiser for the purpose of complying with the requirements of the Superintendence of Securities and Insurance in its Official Letter No. 15452 of July 20, 2015, to issue a report of the estimated value of the companies that eventually will be merged and estimations of the corresponding exchange ratios if the corporate reorganization is carried out under the terms described in the significant event dated July 27, 2015. Mr. Colin Becker has been appointed as the independent appraiser.

Sincerely yours,

Ignacio Quiñones

General Counsel

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

c.c.: -      Superintendent  of  Pensions

-      National Economic Prosecutor's Office

-          Santiago Stock Exchange - General Management

-          Electronic Exchange of Chile - General Management

-          Valparaiso Stock Exchange - General Management

-          Fitch Ratings Risk Ltda. - General Management

-          Feller Rate Risk Rating Ltda -. (At .: Mr. Nicholas Martorell)

-          Risk Classification Commission - General Management (At. : Alejandro Muñoz)

-          Bondholders (At. : Mr. Andrés Sepúlveda)

-          Central Securities Depository - General Management

-          Mr. Fabio Bonomo

-          Mr. Jorge Ramos Filipa

-          Enersis S.A. - General Management

-          Enersis S.A. – Legal

-          Enersis S.A. - Audit

-          Enersis S.A. - Regional Finance

-          Enersis S.A. - Communications

-          Enersis S.A. - Compliance and Capital Markets

-          Endesa Chile - Administration and Finance

-          Endesa Chile - Communications

-          Endesa Chile - Accounting

-          Endesa Chile - Legal

-          Endesa Chile - Investor Relations

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: September 15, 2015